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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Consolidated Financial Statements

Three months ended April 30, 2007

(unaudited – prepared by management)

These financials statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Operations
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2007	2006
Mineral Property Operations
Revenue
Option proceeds	$10,000	$60,000
Project management fees	2,281	522
	12,281	60,522
Expenses
Acquisition costs	57,127	17,106
Exploration expenditures	322,905	184,412
Joint venture reimbursements	(5,561)	-
Exploration tax credits	(1,145)	(9,226)
	373,326	192,292
Loss from mineral property operations	361,045	131,770

Other Operations
Revenue
Interest	38,237	28,551
Other	976	983
	39,213	29,534
Expenses
Accounting and legal	2,015	2,027
Depreciation	10,755	7,725
Foreign exchange losses	38,348	4,600
Investor services	13,590	9,882
Management services	32,493	33,499
Marketing and promotion	26,973	24,964
Office	23,327	15,916
Rent	16,091	19,430
Salaries and support services	114,612	80,637
Share-based compensation	-	18,506
Travel and entertainment	17,607	17,548
	295,811	234,734
Loss from other operations	256,598	205,200

Loss Before Marketable Securities Transactions	617,643	336,970

(Loss) Gain on Sale of Marketable Securities	143,830	-

Loss before Income Taxes	473,813	336,970
Future Income Tax Recovery (Note 7)	-	-

Net Loss	$473,813	$336,970
Basic and Diluted Loss Per Share	$0.02	$0.02

Weighted average number of shares outstanding	21,869,730	20,416,971

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

		2007	2006	Jan. 31
ASSETS				2007
Current
Cash and cash equivalents		$3,669,906	$5,044,466	$2,951,298
Short-term investments		930,431	-	1,223,356
Marketable securities		778,055	260,480	643,168
Accounts receivable		74,268	79,769	360,607
Prepaid expenses		52,072	33,093	35,724
Deposits - Equity Engineering (Note 5)		-	47,453	-
		5,504,732	5,465,261	5,214,153
Office, Computer and Field Equipment, less
accumulated depreciation of $82,412 (2006 - $78,007)		77,461	59,922	78,405
Project Deposits (Note 3)		211,886	28,700	66,030
Mineral Property Interests (Note 4)		-	-	-

		$5,794,079	$5,553,883	$5,358,588

LIABILITIES
Current
Accounts payable and accruals		$116,755	$97,463	$284,218
Payable to related party (Note 6)		27,100	-	54,391
Joint venture project deposits		506,853	-	506,821
		650,708	97,463	845,430
Mineral Property Reclamation obligation (Note 10)		67,102	35,363	68,782
		717,810	132,826	914,212

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)		13,126,390	12,055,973	12,120,742
Contributed Surplus (Note 5 )		1,801,947	850,387	1,845,676
Deficit		(10,566,753)	(7,657,413)	(10,092,940)
Accumulated Other Comprehensive Income (Note 2)		714,685	172,110	570,898
		5,076,269	5,421,057	4,444,376

		$5,794,079	$5,553,883	$5,358,588
APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Henry J. Awmack”	Director

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Cash Flows
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2007	2006
Cash Flows Used for Operating Activities
Mineral property interests
Acquisition costs	$(56,302)	$(17,918)
Exploration costs (net of reimbursements)	(278,391)	(175,138)
Exploration tax credits and grants	19,013	-
Joint venture project deposits	(31)	-
Project management revenue	10,722	735
Reclamation deposits	(145,856)	-
Mineral property interest option proceeds	10,000	60,000
Other operations
Cash paid for supplies and services	(313,911)	(208,914)
Advances from related party	(27,291)	(84,300)
Interest and other revenue received	93,060	26,828

	(688,987)	(398,707)
Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	152,730	-
Purchase of short-tem investments	302,758	-
Purchase of office and field equipment	(9,811)	(6,539)

	445,677	(6,539)
Cash Flows From Financing Activities
Common shares issued for cash	962,200	2,661,650
Share issue costs	(282)	(47,965)

	961,918	2,613,685

Increase (Decrease) in Cash	718,608	2,208,439
Cash, Beginning of Period	2,951,298	2,836,027

Cash, End of Period	$3,669,906	$5,044,466

Supplemental Information on Non-Cash Transactions
Share-based compensation expense	$-	$18,506
Contributed surplus	(43,730)	(72,589)

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Comprehensive Income
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2007	2006
Net Income (Loss)	$(473,813)	$(336,970)
Other comprehensive income
Changes in fair value of investments	243,088	78,012
Gains realized on sale of investments	(99,301)	-
Other than temporary impairment charge	-	-
Taxes arising on changes in fair value of investments (Note 7)	-	-
Other comprehensive income (loss)	143,787	78,012

Total comprehensive income (loss)	$(330,026)	$(258,958)

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2007	2006
Common Shares (Note 5)
Balance, beginning of period	$12,120,742	$9,358,013
Issued for
Cash - private placement	-	2,550,000
Cash – exercise of share purchase warrants	914,000	-
Cash – exercise of share purchase options	91,930	202,745
Share issue costs	(282)	(54,785)

Balance, end of period	13,126,390	12,055,973

Contributed Surplus
Balance, beginning of period	1,845,676	922,976
Share-based compensation	-	18,506
Transfer to common shares on exercise of share purchase options	(43,730)	(91,095)

Balance, end of period	1,801,947	850,387

Deficit
Balance, beginning of period	(10,092,940)	(7,320,443)
Net loss for the period	(473,813)	(336,970)

Balance, end of period	(10,566,753)	(7,657,413)

Accumulated Other Comprehensive Income
Balance, beginning of period	570,898	94,098
Changes in fair value of investments	243,088	78,012
Gains realized on sale of investments	(99,301)	-
Other than temporary impairment charge	-	-

Balance, end of period	714,685	172,110

Shareholders’ Equity	$5,076,269	$5,421,057

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures
Years Ended January 31
(Expressed in Canadian Dollars)

	Canada	Alaska	Australia	Nevada	Total

Cumulative net expenditures, January 31, 2005	$2,508,473	$29,911	$ -	$28,644	$2,567,028

Acquisition Costs	84,152	104,692	-	13,323	202,167
Exploration Expenditures	739,439	194,786	-	181,947	1,116,172
Exploration Tax Credits	(18,736)	-	-	-	(18,736)
Joint Venture Reimbursements	(33,988)	-	-	-	(33,988)
Option Proceeds	(163,500)	-	-	-	(163,500)
Net expenditures, year ended January 31, 2006	607,367	299,478	-	195,270	1,102,115

Acquisition Costs	79,818	16,297	182,367	29,060	307,542
Exploration Expenditures	826,874	452,210	52,982	206,229	1,538,295
Exploration Tax Credits	(32,702)	-	-	-	(32,702)
Joint Venture Reimbursements	(184,772)	(375,286)	-	-	(560,058)
Reclamation Obligations	6,088	-	-	27,330	33,418
Option Proceeds	(168,500)	-	-	-	(168,500)
Net expenditures, year ended January 31, 2007	526,806	93,221	235,349	262,619	1,117,995

Acquisition Costs	44,052	883	(10,962)	23,154	57,127
Exploration Expenditures	89,816	7,144	27,274	198,671	322,905
Exploration Tax Credits	(1,145)	-	-	-	(1,145)
Joint Venture Reimbursements	(5,561)	-	-	-	(5,561)
Reclamation Obligations	-	-	-	-	-
Option Proceeds	(10,000)	-	-	-	(10,000)
Net expenditures, 3 months ended April 30, 2007	117,162	8,027	16,312	221,825	363,326

Cumulative net expenditures, April 30, 2007	3,759,808	430,637	251661	708,358	5,150,464
Less write-downs and abandonments	(633,063)	(6,290)	(22,746)	-	(662,099)
Net cumulative expenditures on active mineral properties charged to operations, from inception to April 30, 2007	$3,126,745	$424,347	$228,915	$708,358	$4,488,365

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

 SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company and the accompanying Management Discussion and Analysis. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated financial statements. These consolidated financial statements include the following significant policies:

Operations and Basis of Consolidation

The Company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The Company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the Company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada. A third wholly-owned subsidiary, Rimfire Australia Pty Ltd. which was incorporated on August 23, 2006, conducts exploration of mineral properties located in New South Wales, Australia.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Rimfire Alaska, Ltd., Rimfire Nevada Ltd. and Rimfire Australia Pty Ltd. (individually and collectively referred to as the “Company”).

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to cash.

Short-term Investments

Short-term investments include banker’s acceptances with maturities of one year or less at the date of acquisition.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Marketable Securities

Marketable securities are classified as available-for-sale securities, which are reported at fair value. At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions.

The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from other comprehensive income to the statement of operations. When declines in value are significant and not considered temporary, the write-down in value will be included in operations.

Office, Computer, and Field Equipment

Office, computer, and field equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	50%
Office equipment and furniture	20%
Field equipment	30%

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 4. The Company is currently in the exploration stage.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred, and all property sales and option proceeds received are credited to operations. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Mineral Property Reclamation Obligations

The Company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations, discounted using the prime lending rate for the Company’s primary financial institution adjusted for the Company’s credit rating. The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized to that property.

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 5. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation expense is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future tax benefits of unused tax losses and other deductions carried forward are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation.  The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 5) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the fiscal year ended January 31, 2007. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income. Current unrealized gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be reclassified from other comprehensive income and reported in the Consolidated Statement of Operations.

3.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the three months ended April 30 were:

	2007	2006
Acquisition Costs	$57,127	$ 17,106

Exploration Costs
Aircraft and helicopter	-	-
Camp	7,755	7,391
Chemical analysis	43,152	5,752
Drafting	84	3,690
Drilling and trenching	115,278	5,400
Equipment rental	4,029	5,531
Freight	935	7
Geological and engineering	118,858	85,572
Geophysical surveying	4,273	10,588
Maps and reproductions	4,749	2,708
Materials	6,756	4,001
Project management	9,090	2,588
Recording and filing	2,650	45,037
Travel	5,296	6,147

	322,905	184,412
Exploration tax credits and grants	(1,145)	(9,226)
Joint venture reimbursements	(5,561)	-
Reclamation obligation	-	-

	316,199	175,186

Option Proceeds	(10,000)	(60,000)

Net Expenditures For the Period	363,326	132,292

Cumulative Net Expenditures, Beginning of Period	4,787,138	3,669,143

Cumulative Net Expenditures, End of Period	5,150,464	3,801,435
Property Write-downs and Abandonments	(662,099)	(571,931)

Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$4,488,365	$3,229,504

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The analysis of these expenditures by geographic area is reported in the Statements of Mineral Property Expenditures.

The Company’s commitments to earn or acquire its mineral property interests are:

RDN Property, British Columbia

On July 31, 1997, the Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666.

The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Fund exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005
(as revised November 19, 2004) (completed)

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005) (completed)

•

not less than an aggregate of $5,000,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006(received)

•

$75,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On February 21, 2007, the Corporation signed an amendment suspending the terms of the option agreement until such time as road access to the RDN property is constructed. The road construction is scheduled for completion in late 2008 with third party access probable in 2009. Some of the RDN claims will be split into a separate property to be referred to as the Grizzly Property. The Grizzly Property will be owned 100% by the Corporation and will no longer form part of the RDN Joint Venture Agreement.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Williams Property, British Columbia

On May 17, 2001 the Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

On July 20, 2006 the Company signed an option agreement with Arcus Development Group Inc. (“Arcus”) for Arcus to earn a 51% interest in the Williams property on completion of the following:

Cash payments to the Company of:

•

$25,000 upon completion of financing (received)

•

$20,000 on or before December 31, 2006 (received)

•

$25,000 on or before December 31, 2007

•

$40,000 on or before December 31, 2008

•

$100,000 on or before December 31, 2009

Fund exploration expenditures of:

•

not less than $350,000 on or before December 31, 2006 (completed)

•

an additional $400,000 on or before December 31, 2007

•

an additional $750,000 on or before December 31, 2008

•

an additional $1,000,000 on or before December 31, 2009

Issue shares of Arcus to the Company:

•

100,000 common shares on or before December 31, 2006 (received)

•

an additional 100,000 common shares on or before December 31, 2007

•

an additional 100,000 common shares on or before December 31, 2008

•

an additional 100,000 common shares on or before December 31, 2009

Arcus can earn an additional 9% interest for a total interest of 60% by incurring an additional $3,000,000 in exploration expenditures on or before December 31, 2011. Arcus and the Company have two directors in common. The decision to option the property was made with the common directors abstaining.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a 1% NSR upon their interest in favour of Serengeti Resources Inc. American Creek will be operator for the 2007 exploration programs.

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn:

•

 an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010.

•

an additional 5% interest by funding a bankable feasibility study,

•

and, at the Company’s election, earn another 5% interest by providing 100% of the initial project development financing.

Jake Property, British Columbia

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before October 29, 2006 (paid)

•

USD$25,000 on or before October 29, 2007

•

USD$30,000 on or before each of the third through ninth anniversary dates (a total of USD $210,000)

•

USD$35,000 on or before October 29, 2015

The Company is also to fund exploration expenditures of:

•

$100,000 (Canadian) on or before October 29, 2007 (completed)

•

an aggregate of $300,000 (Canadian) on or before October 29, 2009

On May 18, 2006, the Company purchased the Clearwater Peak claim for $12,500, subject to a 1% NSR, half of which can be purchased for $500,000.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Effective May 14, 2007, the Company signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) to earn a 51% interest in the property on completion of the following:

Cash payments to the Company of:

•

USD$25,000 on or before July 31, 2007

•

USD$30,000 on or before each anniversary date of July 31, 2008 through July 31, 2014 (a total of USD $210,000)

•

USD$35,000 on or before July 31, 2015

Fund exploration expenditures of:

•

not less than $300,000 on or before March 31, 2008

•

an aggregate $1,750,000 on or before March 31, 2010

Issue shares of Island Arc to the Company or pay:

•

100,000 common shares within 15 days of receiving regulatory approval

•

100,000 common shares on or before March 31, 2008

•

200,000 common shares on or before March 31, 2009

•

200,000 common shares on or before March 31, 2010

•

250,000 common shares within 10 days of announcement of mineral resource estimate

Auddie Property, British Columbia

Effective January 29, 2007, the Company signed an option agreement to purchase 100% interest in the Auddie Property subject to a 1% NSR, half of which can be purchased for $1 million. The Company is to make cash payments of:

•

$10,000 within 10 days of the execution of the agreement (paid)

•

$15,000 on or before January 31, 2008

•

$40,000 on or before January 31, 2009

•

$50,000 on or before January 31, 2010.

The Company is to complete exploration expenditures of $30,000 in 2007.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

PWG Project, British Columbia

Effective March 31, 2007, the Company signed an option agreement to purchase 100% interest in a group of four properties, Tess, Firecat, Copper Star and Lynx, collectively called the PWG Project. The Company is to make an initial cash payment of $40,000 and fund exploration expenditures of $50,000 on or before March 1, 2008. The Company may elect to option any or all of the claims upon delivery of written notice not later than March 31, 2008. To earn a 100% interest in each property, subject to a 1.5% NSR, two-thirds of which can be purchased for $1 million, the Company will make cash payments of:

•

$15,000 within 10 days of the Claim Election Notice (“Notice”)

•

$20,000 on or before the first anniversary of the Notice

•

$30,000 on or before the second anniversary of the Notice

•

$45,000 on or before the third anniversary of the Notice.

Wernecke Breccia Property, Yukon

In January 2006, the Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

Fronteer has funded the required $2 million in exploration expenditures. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. Fronteer is operator of the project and funded 100% of the exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. A Joint Venture has been formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Goodpaster Properties, Alaska

On February 22, 2007, the Company signed an option agreement with Evanachan Limited, which was subsequently transferred to McEwen Capital Corporation. The agreement was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The agreement encompasses the following four Goodpaster properties. The terms of the agreement provide that Rubicon will fund a total of USD$4.8 million in exploration expenditures over 6 years to earn a 60% interest in the properties. Upon vesting, Rubicon may acquire a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may acquire an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

Bou-Swede property, Alaska

The Company holds a 100% interest in 265 claims staked in December 2005.

California-Surf property, Alaska

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. (“Western Keltic”), held the remaining 70% interest in the properties. In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon funding of $1,500,000 of exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon funding of an aggregate $3,000,000 of exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Eagle Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property subject to an NSR of 2%, one-half of which can be purchased for USD$1,000,000.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property, subject to an NSR of 2%, one-half of which can be purchased for USD$2,000,000.

Lachlan Fold Belt Project, Australia

In September 2006, the Company signed an agreement with BWG whereby Rimfire has been granted the exclusive licence and right to use the Data Mining Study of the Lachlan Fold Belt report for a period of two years. The Company paid a fee for use of the Study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. During the two year licence period, the Company must make eligible exploration expenditures of at least USD$150,000 aggregate for the target areas.

Walker Lane Project, Nevada

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. On the Company’s acquisition of any property interest, Newmont will be granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. The Company has completed funding USD$300,000 in exploration expenditures on the Poncho property. Newmont will have a one-time right to enter a 50:50 Joint Venture. When this right is exercised, Newmont will relinquish the NSR, manage the Joint Venture, and solely fund the next USD$1,000,000 in exploration expenditures to earn its 50% interest.

On June 16, 2006 the Company signed a mining lease agreement with Silverthorn Exploration, Inc. (“Silverthorn”) to acquire a 100% interest in the Gila 24 Property. The Company is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before each anniversary from March 31, 2007 to March 31, 2010 (current payments completed)

•

USD$50,000 on or before each anniversary from March 31, 2011 to March 31, 2014

•

USD$100,000 on or before each anniversary from March 31, 2015 until the option is exercised or the agreement is terminated.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The Company has an option to purchase the property, subject to a 2% NSR for a cash payment of

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$5,000,000 after March 31, 2014

100% of the NSR can be purchased for

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$2,000,000 after March 31, 2014

5.

SHARE CAPITAL

Authorized:

     Unlimited common shares without par value

Issued and fully paid common shares

	2007		2006
	Number of Shares	Amount	Number of Shares	Amount
January 31	21,751,539	$ 12,120,742	19,999,539	$ 9,358,013
Issued for cash
Exercise of warrants, net of issue costs of $132	457,000	913,868	-	-
Exercise of share purchase options,* net of issue costs of $150 (2005- $140 )	32,500	91,780	150,000	202,605
Private placement, net of issue costs of $ nil (2005-$54,645)	-	-	1,572,000	2,495,355
April 30	22,241,039	$ 13,126,390	21,721,539	$ 12,055,973

* including transfer from contributed surplus on the exercise of vested options

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 2,172,154 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately.

Details of outstanding share purchase options are as follows:

	April 30, 2007		April 30,, 2006
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	1,920,000	1.38	1,195,000	$ 0.99
Granted	-	-	-	-
Exercised	(32,500)	0.79	(150,000)	0.74
Expired	(17,500)	1.70	-	-
Outstanding at end of period	1,870,000	1.37	1,045,000	1.03
Options exercisable at end of period	1,557,500	1.30	1,017,500	1.02

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	Options Outstanding		Options Exercisable
Expiry Date	Number of shares	Exercise price	Number of shares	Exercise price
15-Jan-08	75,000	$ 0.60	75,000	$ 0.60
18-Dec-08	455,000	0.95	455,000	0.95
18-Jun-09	125,000	0.96	125,000	0.96
09-Dec-09	230,000	1.21	230,000	1.21
22-Dec-10	120,000	1.23	120,000	1.23
17-July-11	665,000	1.70	407,500	1.70
11-Jan-12	200,000	2.04	162,500	2.04
	1,870,000		1,557,500

The following warrants, issued on April 13, 2006, are outstanding as of the date of these financial statements.

Warrants
	Number of	Issue Price
	Shares	Per Share	Expiry Date
Broker Warrants	135,000	$1.70	13-April-08
Share Purchase Warrant	1,115,000	2.25	13-April-08
	1,250,000

The warrants were issued with a conversion feature whereby commencing August 13, 2006 if the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.75 per share or greater before April 13, 2008 the Company may, at its option and by notice in writing to each holder, require the holder of the warrants to exercise the warrants within 30 days, failing which the warrants will be deemed to have expired.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

6.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by officers and significant shareholders of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the first quarter ended April 30, 2007, the Company paid Equity $16,556 (2006 - $17,238) for geological consulting services and $54,382 (2006-$69.617) for providing general corporate and administrative services composed of $1,627 (2006 - $926) for investor services, $32,595 (2006 -$32,400) for management services, $919 (2006 - $3,549) for office services, $15,236 (2006 - $17,780) for rent and $4,006 (2006 - $14,962) for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Equity is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 4). Equity’s share of the NPI is 40%. In addition, two of the directors and officers of the Company each own 20% of a different company which is entitled to 10% of the NPI.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

7.

INCOME TAXES

The Company’s future income tax assets are:

	April 30	April 30	January 31
	2007	2006	2007
Future income tax assets
Mineral property interests	$ 904,065	$ 704,925	$ 885,431
Other assets	10,158	11,523	11,460
Net change in fair value of investments	(121,925)	(29,362)	(97,395)
Tax loss carry-forwards	1,859,644	1,203,269	1,530,970
	2,651,942	1,890,355	2,330,466
Valuation allowance	(2,63513942	(1,890,355)	(2,330,466)
Net future income tax assets	$ -	$ -	$ -

A reconciliation of the provision for recovery of income taxes is as follows:

	Three months ended April 30
	2007	2006
Loss before income taxes	$ 473,813	$ 336,970

Statutory tax rate	34.12%	34.12%

Recovery of income taxes based on combined Canadian and provincial statutory rates	$ 161,665	$ 114,974

Add (deduct):
Non-deductible expenses
Share-based compensation	-	6,314
Other	(44,290)	92,584
Tax effect of current period losses not recognized	(117,375)	(213,872)
Future income tax asset not previously recognized	-	-
Future income tax recovery	$ -	$ -

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

FASB Interpretation Bulletin 48 prescribes recognition thresholds and measurement standards for tax positions taken or expected to be taken in a tax return. This is a two-step process requiring the Company to first assess whether or not the tax position is likely to be sustained upon examination. The second step is to measure the tax position at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income is unchanged by this Interpretation.

The Company has recorded refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company believes that its estimates are based on a reasonable interpretation of the laws and regulations relating to these credits and grants and that the full amount of the credit is more likely than not to be realized. However, the relevant taxation authorities may disagree with the Company's interpretations and may reduce the amounts of credits or grants paid.

8.

FINANCIAL INSTRUMENTS

(a)

Fair value of financial instruments

The Company’s financial instruments include cash, short term investments, marketable securities, accounts receivable and accounts payable, payable to related party and joint venture deposits. The carrying values of these instruments in these financial statements approximate their fair values.

(b)

Foreign exchange risk

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

(c)

Market risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these shares are thinly traded which could result in lower quoted market values.

(d)

Interest risk

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the expected value.

9.

ENVIRONMENTAL

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

10.

OPERATING SEGMENT INFORMATION

The Company operates in one industry segment only within four geographic areas; Canada, Alaska, Australia, and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the cash attributable to each operating segment at the balance sheet dates

	April 30		January 31
	2007	2006	2007
Canada	$ 3,642,252	$ 5,014,500	$ 2,927,535
Alaska	4,867	25,369	7,034
Australia	15,875	-	4,355
Nevada	6,912	4,597	12,374
	$ 3,669,906	$ 5,044,466	$ 2,951,298

All other assets are held solely by the Canadian segment.

The following table shows the revenue attributable to each operating segment:

	3 months ended April 30
	2007	2006
Canada	50,053	$ 90,015
Alaska	1,170	27
Australia	269	-
Nevada	2	14
	$ 51,494	$ 90,056

Exploration expenditures on the Company’s mineral properties by geographic segments are shown in the Consolidated Statement of Exploration Expenditures.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

11.

SUBSEQUENT EVENTS

On June 5, 2007 the Company announced a $6.5 million private placement consisting of flow-through and non-flow-through units. The Company, by way of a non-brokered placement, will issue 600,000 flow-through units at a price of $2.50 for proceeds of $1.5 million and 2,500,000 non flow-through units at a price of $2.00 per unit for proceeds of $5 million. Each flow through unit consists of one flow-through share and one-half of one non-transferable share purchase warrant. Each non flow-through unit consists of one common share and one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one common share at a price of $2.75 per share.

A cash commission of 6% of the total gross proceeds realized from the placement of both the flow-through and non flow-through units is payable in cash or units together with non-transferable Brokers' Warrants in a number equal to 6% of the Units placed. Each Broker's Warrant will entitle the holder to purchase one common share at a price of $2.00 per share for a period of two years from the Closing. The Units issued on the offering will be subject to a four-month hold with respect to trading in Canada. The closing will occur on or about June 28, 2007 subject to acceptance by the TSX Venture Exchange.

12.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) are:

(a)

Flow-through shares

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. Canadian GAAP for accounting for income taxes is included in section 3465 of the CICA Handbook. The Company has determined that there are no differences in the reported liabilities and shareholders’ equity arising from differences in accounting policies in Canada and the United States.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

(b)

Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP. As of January 31, 2007 there are no shares held in escrow.

 Management Discussion
and Analysis

Form 51-102F1

For the 3 months ended

April 30, 2007

1.1

Date

The information in this form includes financial results for the quarter ending April 30, 2007 with other information current to June 6, 2007.

1.2

Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Australia, Nevada and Alaska.

A very busy 2007 is anticipated, with exploration expenditures by Rimfire and our partners expected to exceed $10 million. Five projects are currently slated for drilling in 2007, including a program at the Poncho Property, Nevada, which continued into the first quarter of 2007, having commenced just prior to the 2006 year-end. Additional field programs commenced subsequent to the end of the first quarter, including target refinement and diamond drilling targeting copper, gold and uranium in the Yukon’s Wernecke Mountains with joint venture partner, Fronteer Development Group. Drilling also started on the Goodpaster properties in Alaska with new partner Rubicon Minerals. Subsequent to the quarter’s end, Rubicon closed its transaction to acquire the Pogo Area interests of Evanachan Limited, including Evanachan’s option on Rimfire’s 182,320 acre land position in the district.

A new partnership with Island Arc Exploration Corporation was announced in May, who will fund an IP geophysical survey and a drilling program this year at the Jake Project, near Clearwater, BC. Planning continues for the Company’s summer drilling program at the Tide, in northwest BC, funded by partner American Creek Resources Inc.

Numerous field programs are in the planning stages for the current field season, including two with Northgate Minerals under the generative Exploration Alliance undertaken in 2006. Both programs are targeting gold mineralization in western Canada. Programs are also planned in north central BC for the Williams Gold project, largely to explore new claims acquired in 2006 with partner Arcus Development Group Inc., and at the Auddie, a recently acquired porphyry copper-gold prospect 25 km north of the new Kwanika discovery by Serengeti Resources Inc. In Australia, a field program will be completed on the Company’s Lachlan Fold Belt properties later this year. Compilation and targeting work currently underway will guide the first phase of exploration on these properties.

Subsequent to the end of the quarter, the Company announced a $6.5 million private placement consisting of 2,500,000 non-flow-through units to raise $5,000,000 and 600,000 flow-through units to raise $1.5 million. The proceeds of the placement will be used to fund some of the exploration described above, for general working capital, and to generate new exploration projects.

Financial Overview for Quarter Ended April 30, 2007

Net exploration expenditures are double the expenditures in the same period the previous fiscal year. Most of the increase is attributable to the drilling program on the Poncho property in Nevada and preparations for exploration on the Wernecke Project in the Yukon. Acquisition expenditures are significantly increased with the addition of two new properties in British Columbia. Option proceeds have been reduced since the RDN option agreement has been suspended pending completion of road access to the property.

General and administrative expenditures have increased by 25% from the previous year. Most of the change results from the addition of geological staff since the first quarter last year. Increasing the Company’s geological expertise has permitted expansion into new areas of exploration while continuing to manage existing projects. Another major factor has been the weakening US Dollar. The company maintains US Dollar accounts to pay expenditures denominated in that currency. These accounts are revalued at current exchange rates at the end of each period with the difference reported as foreign exchange gains or losses.

The Company’s working capital as of April 30, 2007 was $4,854,024, comprised primarily of term deposits and other forms of cash, compared to $4,368,723 at the end of the previous fiscal year and $5,367,798 as of April 30, 2006. This is sufficient to complete the planned exploration initiatives for the current year without a requirement for additional financing.

1.3

Selected Annual Performance

Not applicable

1.4

Results of Operations

For the quarter ended April 30, 2007, Rimfire incurred a net loss of $473,813 ($0.02 per share) compared to a net loss of $336,970 ($0.02 per share) in the previous year. A significant factor limiting the amount of the loss in the first quarter was the sale of marketable securities for a gain of $143,830. Total revenue is half that of the previous year as interest revenue increased 34% from $28,551 to $38,237 but option proceeds fell significantly. Joint venture management fees are triple the previous year, reflecting the addition of the Williams and Alaska option agreements since the first quarter of 2006.

The most significant item comprising general and administrative expenses is foreign exchange losses. The company maintains US Dollar accounts to pay expenditures denominated in that currency. The weakening US Dollar has resulted in significant changes when these accounts are revalued at current exchange rates at the end of the period. Other expenditures which increased are insurance, which is included in office expense, and salaries which reflects the increased number of full-time staff in the Company.

Exploration expenditures, excluding those by joint-venture partners, totaled $322,350 (2006-$184,412), and property acquisition expenditures totaled $57,682 (2006-$17,106). These costs were offset by joint venture reimbursements totaling $5,561 (2006-nil). The British Columbia Mineral Exploration Tax Credit Program will reimburse the Company for a percentage of eligible expenditures in that jurisdiction. The severity of the Mountain Pine Beetle attack has resulted in designation of an area where the tax credit will be 30% rather than the previous 20%. Most of the Company’s active mineral properties fall within the designated zone. However, minimal exploration has taken place on these properties during the quarter. For the quarter ended April 30, 2007, exploration tax credits are estimated to be $1,145 (2006-$9,226). Option proceeds were $10,000 (2006-$60,000) while joint venture management fees were $2,281 (2006-$522).

Several factors affect the comparison of current quarter exploration expenditures to those in the previous year. The first is the initiation of two option agreements which resulted in increased joint venture reimbursements and management fees while reducing the Company’s share of exploration expenditures. Net exploration expenditures are double the expenditures in the same period the previous fiscal year. Most of the increase is attributable to the drilling program on the Poncho property in Nevada. The program took place in January through March when most of the Company’s exploration properties are inaccessible due to winter conditions. The Wernecke Project, with preparations for a summer drill program, was the second major source of exploration expenditures. Acquisition expenditures are significantly increased with the addition of several new grass-roots projects within British Columbia which will increase anticipated exploration expenditures for the coming year. Option proceeds have been reduced since the RDN option agreement has been suspended pending completion of road access to the property.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

Canada

Jake Property

The Jake Property, covering 28,256 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometres west of Clearwater, BC. The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company will make cash payments totalling USD$300,000 and complete an aggregate of $300,000 (Canadian) in exploration expenditures before October 29, 2009. The surrounding claims were staked to cover geology prospective for high grade intrusion related gold mineralization.

Effective May 14, 2007 the Company has signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) whereby Island Arc will earn a 51% interest in the Jake Property by incurring $1,750,000 in exploration expenditures by March 31, 2010, including a minimum $300,000 program in 2007. In addition, Island Arc will make the underlying vendor payments, and issue 600,000 shares to the Company over the earn-in period of the agreement. An additional 250,000 shares will be issued upon announcement of a NI43-101 compliant mineral resource estimate.

An exploration program consisting of an induced polarization geophysical survey over the Jake Showing area followed by trenching and diamond drilling of the mineralized vein structures is being planned for this exploration season. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

RDN

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property, covering approximately 14,092 hectares, is currently optioned to Northgate Minerals Corporation (“Northgate”). The RDN property has had a protracted history of exploration; beginning in the late 1980’s and spurred on in the 1990’s by the discovery of gold-silver-rich massive sulphide in similar rocks at Eskay Creek, 50 kilometres to the south. The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and geochemistry to the Eskay Creek volcanogenic massive sulphide (VMS) deposit.

On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property. Some of the RDN claims will be split into a separate property to be referred to as the Grizzly Property which will be owned 100% by the Corporation. This will allow Northgate to focus on Eskay Creek – type precious metal rich massive sulphide targets.

The Grizzly property covers a copper – gold porphyry target that is hosted in potassic and propylitically altered mafic volcanic and mixed clastic sedimentary rocks that are intruded by syenite feldspar porphyry dykes and plugs. A chip sampling program re-sampled previous trenches and also filled in large areas not previously sampled yielding a 38.0 metre interval of 1.1 g/t gold and 0.74% copper. The exposed dimensions of the Grizzly showing are approximately 350 metres long by 50 to 100 metres wide.

There is no program planned for the RDN property this field season and the Company is seeking a joint venture partner for the Grizzly property.

Tide

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,964 hectares, is currently optioned to American Creek Resources Ltd. (“American Creek”) The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives.

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at Rimfire’s election, to a 70% interest by providing 100% of the initial project development financing. American Creek will be operator for the 2007 exploration program.

An exploration program consisting of approximately 3300 metres of diamond drilling will test extensions to the 36 Zone, where drilling in 2004 and 2005 returned broad intervals of gold mineralization (129.4 m @ 1.00 g/t gold, 121.7 m @ 0.72 g/t gold), and other bulk tonnage gold targets within the Crest soil anomaly. The program will be conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng.

Wernecke Breccia, Yukon Territory

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”). Fronteer has staked additional claims under the agreement for a total of 2,300 claims. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors.

Fronteer is operator for the project and commenced a $6 million exploration program early in May. A series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and stand alone uranium targets have now been identified, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some are historical targets that remain open for expansion and have been reinterpreted in light of new data. The program will be conducted by Equity Engineering Ltd. under the direction of Darcy Baker. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Williams

The Williams Property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The property is optioned to Arcus Development Group Inc. (“Arcus”).

The Williams property covers two distinct gold-bearing prospects in north-central British Columbia. The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. The GIC prospect, located three kilometres to the north, is a porphyry gold-copper target. Arcus funded a five-hole, 881-metre diamond drill program designed to test the GIC gold-copper porphyry target in September 2006.

The 2007 exploration program will consist of reconnaissance mapping, soil and stream sediment sampling to evaluate the additional mineral tenures acquired in 2006. The program will be conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P. Eng.

Expenditures by the Company on the principal British Columbia properties during the quarter ended April 30, 2007 were:

	Jake	RDN	Tide	Wernecke	Williams
Acquisition costs	$ -	$ -	$ 704	$ 1,843	$ -

Exploration costs
Aircraft and helicopter	-	-	-	-	-
Camp	88	56	48	927	88
Chemical analysis	-	-	118	975	101
Drafting	-	-	-	84	-
Drilling & trenching	-	-	-	-	-
Equipment rentals	-	-	-	-	-
Freight	-	10	-	123	60
Geological & engineering	323	2,445	992	33,357	1,395
Geophysical surveying	-	-	-	4,273	-
Maps and reproductions	705	155	8	1,603	-
Materials	-	-	-	5,184	-
Project management	93	51	-	8,340	11
Recording and filing	-	-	-	-	-
Travel	-	-	-	12	-
	1,209	2,717	1,166	54,878	1,655

Exploration tax credits	(239)	(86)	74	-	-
Joint venture payments	-	-	-	-	-
	970	2,631	1,240	54,878	1,655

Option proceeds	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Quarter	229,330	726,965	(143,115)	186,159	361,691
Property write-down or abandonment	-	-	-	-	-
End of Quarter	$230,300	$729,596	($141,171)	$242,880	$363,346

Other Properties

The Company’s other mineral property interests are:

•

Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. On April 16, 2007 the Company sold 100% of these claims to Paget Resources Ltd. for a cash payment of $10,000. The Company retains a 2% NSR.

•

Auddie Property, covering 674 hectares, is located in the Omineca Mining Division of British Columbia, approximately 42 kilometres west of Germanson Landing. The Company has an option to earn a 100% interest in the claims for $115,000 in staged cash payments over four years and a minimum exploration expenditure of $30,000 in 2007. The Company’s interest is subject to a 1% NSR, half of which can be purchased for $1 million.

•

Echo Property, consisting of 72 claims, is located in the Dawson Mining District of Yukon Territory, approximately 65 km south-southwest of Dawson City. The company holds a 50% interest in these claims as part of the Northgate Alliance.

•

Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

Kizmet Property, covering 34,078 hectares, is located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek. The Company owns 100% of these claims subject to a 1% NSR in favour of Barrick Gold Corporation.

•

Nechako property covering 2,594 hectares is located in the Omineca Mining Division of British Columbia, approximately 215 kilometres west of Prince George. The Company owns 100% of these claims.

•

PWG Project covering 6,567 hectares is located in the Omineca Mining Division of British Columbia near the town of Houston, BC. This property consists of four claim groups. The Company is to make an initial cash payment of $40,000 and fund exploration expenditures of $50,000 on or before March 1, 2008. The Company may elect to option any or all of the claims. Each group would require staged cash payments of $110,000 over four years. The Company’s interest is subject to a 1.5% NSR, two-thirds of which can be purchased for $1 million. The four properties cover a combination of gold vein and copper – gold porphyry targets.

•

Simpson Property, consisting of 8 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 kilometres northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

•

Thorn Property, covering 16,970 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property is a joint venture with Cangold Limited who has acquired a 51% interest in the property. Cangold Limited is operator for this project. There is no program planned for the 2007 field season.

•

Vavenby Project located in the Kamloops Mining Division of British Columbia, consists of two claims groups, the Blue River group located 15 kilometres southwest of Blue River and the Robert claim group located 16 kilometres east-southeast of Vavenby. The Company owns 50% of these claims as part of the Northgate Alliance. A program of soil sampling, mapping and prospecting is planned for 2007.

The following table shows the detailed expenditures for the Company’s other properties during the quarter ended April 30, 2007.

	Adam	Auddie	Northgate Alliance	PWG	Thorn	Other
Acquisition costs	$ -	$ 1,292	$ 43	$40,000	$ -	$ 170

Exploration costs
Aircraft and helicopter	-	-	-	-	-	-
Camp	4	9	8	16	51	351
Chemical analysis	-	-	-	-	377	87
Drafting	-	-	-	-	-	-
Drilling & trenching	-	-	-	-	-	-
Equipment rentals	-	-	-	-	-	122
Freight	-	-	-	-	-	55
Geological & engineering	1,217	941	5,123	485	206	13,920
Geophysical surveying	-	-	-	-	-	-
Maps and reproductions	-	-	398	227	-	1,175
Materials	-	5	-	-	-	271
Project management	-	-	56	27	32	315
Recording and filing	-	20	77	1,068	555	930
Travel	-	-	-	-	-	63
	1,221	975	5,662	1,823	1,221	17,289

Exploration tax credits	(1)	(4)	(1)	(81)	(119)	(688)
Joint venture payments	-	-	(5,086)	-	(475)	-
	1,220	971	575	1,742	627	16,601

Option proceeds	10,000	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Quarter	62,918	12,829	164,107	-	1,111,968	296,728
Property write-down or abandonment	-	-	-	-	-	-
End of Quarter	$54,138	$15,092	$164,725	$41,742	$1,112,595	$313,499

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of four claim groups totaling 182,800 acres (74,000 hectares). The Company signed an option agreement dated February 22, 2007 with Evanachan Limited which was transferred to McEwen Capital Corporation covering the Goodpaster properties. The agreement was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”), and approved by Rubicon’s shareholders. The terms of the agreement provide that the partner will fund a total of USD$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties including a $230,000 reimbursement of the Company’s 2006 exploration expenditures. Upon vesting, the partner may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

The ER-Ogo-Fire and Eagle-Hawk claim groups are subject to a 2% NSR in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. The California-Surf is subject to a 1.75% NSR in favour of Western Keltic Mines Ltd. Bou-Swede is wholly owned by Rimfire Alaska, Ltd.

The 2007 CAD$1 million exploration program will consist of approximately 4000 feet of diamond drilling on the Beverly and Boundary targets of the California-Surf group. A combination of grid and reconnaissance mapping, prospecting and soil sampling will be carried out on the Eagle-Hawk, Bou-Swede, and ER-Ogo-Fire properties. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Walker Lane

Walker Lane Exploration Alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map. Now that the Company has completed exploration expenditures of USD$300,000 on the Poncho property, Newmont will have a one-time right to enter a 50:50 Joint Venture. If this right is exercised, Newmont will relinquish the NSR, manage the Joint Venture, and solely fund the next USD$1,000,000 in exploration expenditures to earn its 50% interest.

Exploration on the Poncho property is targeting low sulphidation gold-silver bearing epithermal veins. In January 2007 drilling commenced, targeting vein structures. Drilling was suspended during February and then was completed by the end of March, 2007. Three strong vein structures, some with at least three kilometres of strike potential were tested. Approximately 1,575 metres (5,200 feet) of drilling was completed by the end of March with at least two holes testing each target area. Results have not yet been compiled from this program. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Australia

Lachlan Fold Belt Properties

The Company has applied for exploration licences covering 92,673 hectares in the Lachlan Fold Belt, New South Wales, Australia. The licences encompass all available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG has granted Rimfire a two-year exclusive right to use the study's target maps and data to acquire licences and conduct exploration in the 120,000-square-kilometre study area. Eight licences, covering 81,646 hectares, have been granted as of the date of this report. The licences will be held by Rimfire Australia Pty. Ltd., a wholly owned subsidiary of Rimfire Minerals Corporation. The Company paid a fee for use of the study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. During the two-year license period, the company must make total eligible exploration expenditures of at least USD$150,000.

A 2007 exploration program, budgeted at CAD$200,000, is being planned for this fall/winter and will consist of surface sampling and mapping in concert with surface geophysical surveys. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Expenditures by the Company during the quarter ended April 30, 2007 (all amounts in Canadian Dollars) were:

	Alaska	Australia	Nevada
Acquisition costs	$ 883	$ (10,962)	$ 23,154

Exploration costs
Aircraft and helicopter	-	-	-
Camp	326	202	5,581
Chemical analysis	396	-	41,098
Drafting	-	-	-
Drilling & trenching	-	-	115,278
Equipment rentals	-	-	3,907
Freight	-	-	687
Geological & engineering	6,048	27,022	25,384
Geophysical surveying	-	-	-
Maps and reproductions	305	45	128
Materials	-	-	1,296
Project management	69	5	91
Recording and filing	-	-	-
Travel	-	-	5,221
	7,144	27,274	198,671

Exploration tax credits	-	-	-
Joint venture payments	-	-	-
Reclamation obligation	-	-	-
	7,144	27,274	198,671

Option proceeds	-	-	-

Cumulative Net Expenditures
Beginning of Quarter	416,320	212,603	486,533
Property write-down or abandonment	-	-	-
End of Quarter	$424,347	$228,915	$708,358

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue $	Other Revenue $	Income (loss) $	Income (loss) per share $
April 30, 2007	12,281	39,213	(473,813)	(0.02)
January 31, 2007	95,810	44,342	(607,770)	(0.03)
October 31, 2006	75,086	23,352	(607,082)	(0.03)
July 31, 2006	1,858	41,045	(1,220,675)	(0.05)
April 30, 2006	60,522	29,534	(336,970)	(0.02)
January 31, 2006	124,943	29,773	(515,970)	(0.03)
October 31, 2005	18,353	18,778	(513,695)	(0.03)
July 31, 2005	15,891	13,265	(567,371)	(0.03)
April 30, 2005	40,590	14,756	(226,570)	(0.01)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards. The addition of Nevada and southern BC projects has extended the exploration season to include portions of the first and last quarter of each year. In future, it is anticipated that exploration expenditures will be more consistent between quarters.

1.6

Liquidity

The Company’s working capital as of April 30, 2006 was $4,854,024, comprised primarily of cash, term deposits and short-term investments, compared to $4,368,723 at the previous fiscal year end and $5,367,798 at April 30, 2006. The short-term investments are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on term deposits. The term deposits and cash are sufficient to fund general and administrative expenditures for the current fiscal year without a requirement for additional financing. Exploration initiatives may require additional cash to complete as planned.

The Company had 22,241,039 issued and outstanding common shares as of April 30, 2007. The increase from 21,751,539 at January 31, 2007 was due to exercise of share purchase options and warrants. During the quarter, 32,500 employee stock options were exercised for net proceeds of $48,050 while 457,000 warrants were exercised for net proceeds of $913,869.

There are 1,870,000 previously granted director and employee options exercisable before January 2012. There are 1,115,000 share purchase warrants and 135,000 Broker’s warrants at an exercise price of $1.70 outstanding. The expiry date for these warrants is April 13, 2008. If all exercisable options and warrants are exercised, a maximum of $4.8 million will be added to the Corporation’s treasury, and shares outstanding will total 25,066,039.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners. If management chooses to continue with exploration, the following schedule indicates payments to be made by the Company in the coming year:

Property	Amount	Date of payment
Auddie	cash in lieu and filing $2,696 project exploration $30,000 $15,000 option payment	November 3, 2007 December 31, 2007 January 31, 2008
Fer	51% of cash in lieu and filing $6,319	June 10, 2007
Jake	Nil
Kizmet	cash in lieu and filing $131,059	January 11, 2008
PWG	cash in lieu and filing $13,865 project exploration $50,000	July 1, 2007 March 1, 2008
RDN	Nil
Thorn	49% of cash in lieu and filing $3,856	January 4, 2008
Tide	Nil

Property	Amount	Date of payment
Vavenby	50% of compilation and exploration to a maximum of $150,000 or 50% of cash in lieu and filing $24,537	July 1, 2007 September 30, 2007
Wernecke Breccia	$600,000 deposit equal to one-half of 20% of expenditures (estimated to be $1.2 million total) monthly payments equal to one-half of 20% of expenditures	June 1, 2007
Williams	Advance royalty payment $5,000	December 15, 2007
Alaska properties	Nil
Australia	project exploration USD$150,000 (approximately $185,000)	September 1, 2008
Nevada	Lease payment of USD$20,000 (approximately $22,600) Claim rental fee USD$25,365 (approximately $30,438)	March 31, 2008 August 31, 2007

 All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed in the financial statements as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the first quarter ended April 30, 2007, the Company paid Equity $16,556 (2006 - $17,238) for geological consulting services and $54,382 (2006-$69.617) for providing general corporate and administrative services composed of $1,627 (2006 - $926) for investor services, $32,595 (2006 -$32,400) for management services, $919 (2006 - $3,549) for office services, $15,236 (2006 - $17,780) for rent and $4,006 (2006 - $14,962) for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Equity Engineering Ltd. is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) for the Wernecke Breccia property. Equity’s share of the NPI is 40%. In addition, two of the directors and officers each own 20% of a different company which is entitled to 10% of the NPI.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

On June 5 2007, the Company announced a $6.5 million private placement consisting of flow-through and non-flow-through units. The Company, by way of a non-brokered placement, will issue 600,000 flow-through units at a price of $2.50 for proceeds of $1.5 million and 2,500,000 non flow-through units at a price of $2.00 per unit for proceeds of $5 million. Each flow through unit consists of one flow-through share and one-half of one non-transferable share purchase warrant. Each non flow-through unit consists of one common share and one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one common share at a price of $2.75 per share.

A cash commission of 6% of the total gross proceeds realized from the placement of both the flow-through and non flow-through units is payable in cash or units together with non-transferable Brokers' Warrants in a number equal to 6% of the Units placed. Each Broker's Warrant will entitle the holder to purchase one common share at a price of $2.00 per share for a period of two years from the Closing. 0The Units issued on the offering will be subject to a four-month hold with respect to trading in Canada. The closing will occur on or about June 28, 2007. The placement is subject to acceptance of the TSX Venture Exchange.

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the fiscal year ended January 31, 2007. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for -sale marketable securities disclosed in other comprehensive income. Current unrealized gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be reclassified from other comprehensive income and reported in the Consolidated Statement of Operations. The transition provisions do not require restatement of previous financial statements. The fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 4 of the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 5 of the financial statements for details of share issues prior to April 30, 2007. The number of common shares issued and outstanding was 22,241,039 as of May 31, 2007.

Forward-Looking Information

This MD&A may contain certain forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Rimfire Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Rimfire expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: June 14, 2007	By: “David A. Caulfield”

David A. Caulfield, President